Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2024

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	Note	2024	2023	2024	2023
SALES	2, 10	10,156	11,654	15,545	17,761
Freight, transportation and distribution		240	252	478	451
Cost of goods sold		7,004	8,236	10,618	12,231
GROSS MARGIN		2,912	3,166	4,449	5,079
Selling expenses		1,008	979	1,802	1,749
General and administrative expenses		158	157	312	302
Provincial mining taxes		68	104	136	223
Share-based compensation expense (recovery)		10	(64)	16	(49)
Impairment of assets	3	530	698	530	698
Foreign exchange loss, net of related derivatives	6	285	52	328	18
Other expenses	4	9	112	62	71
EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		844	1,128	1,263	2,067
Finance costs		162	204	341	374
EARNINGS BEFORE INCOME TAXES		682	924	922	1,693
Income tax expense	5	290	476	365	669
NET EARNINGS		392	448	557	1,024
Attributable to
Equity holders of Nutrien		385	440	543	1,011
Non-controlling interest		7	8	14	13
NET EARNINGS		392	448	557	1,024

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)
Basic		0.78	0.89	1.10	2.03
Diluted		0.78	0.89	1.10	2.03
Weighted average shares outstanding for basic EPS		494,646,000	495,379,000	494,608,000	498,261,000
Weighted average shares outstanding for diluted EPS		494,915,000	495,932,000	494,851,000	499,059,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)		2024	2023	2024	2023
NET EARNINGS		392	448	557	1,024
Other comprehensive income (loss)
Items that will not be reclassified to net earnings:
Net actuarial loss on defined benefit plans		-	-	-	(3)
Net fair value gain on investments		36	6	18	11
Items that have been or may be subsequently reclassified to net earnings:
Gain (loss) on currency translation of foreign operations		9	49	(57)	50
Other		(1)	13	(19)	12
OTHER COMPREHENSIVE INCOME (LOSS)		44	68	(58)	70
COMPREHENSIVE INCOME		436	516	499	1,094
Attributable to
Equity holders of Nutrien		429	508	486	1,081
Non-controlling interest		7	8	13	13
COMPREHENSIVE INCOME		436	516	499	1,094

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	Note	2024	2023	2024	2023
			Note 1		Note 1
OPERATING ACTIVITIES
Net earnings		392	448	557	1,024
Adjustments for:
Depreciation and amortization		586	556	1,151	1,052
Share-based compensation expense (recovery)		10	(64)	16	(49)
Impairment of assets	3	530	698	530	698
Provision for deferred income tax		23	100	51	121
Net distributed (undistributed) earnings of equity-accounted investees		88	(23)	38	140
Fair value adjustment to derivatives	6	187	38	186	32
Loss related to financial instruments in Argentina	4	15	92	34	92
Long-term income tax receivables and payables		(35)	(18)	8	(90)
Other long-term assets, liabilities and miscellaneous		5	53	70	(14)
Cash from operations before working capital changes		1,801	1,880	2,641	3,006
Changes in non-cash operating working capital:
Receivables		(2,555)	(2,653)	(2,812)	(2,118)
Inventories and prepaid expenses and other current assets		3,222	4,065	1,892	2,572
Payables and accrued charges		(661)	(1,049)	(401)	(2,075)
CASH PROVIDED BY OPERATING ACTIVITIES		1,807	2,243	1,320	1,385
INVESTING ACTIVITIES
Capital expenditures [1]		(547)	(791)	(920)	(1,256)
Business acquisitions, net of cash acquired		(4)	(5)	(4)	(116)
Net proceeds from (purchase of) investments		3	(93)	(15)	(98)
Purchase of investments		(107)	-	(111)	-
Net changes in non-cash working capital		5	(4)	(85)	(104)
Other		36	35	27	22
CASH USED IN INVESTING ACTIVITIES		(614)	(858)	(1,108)	(1,552)
FINANCING ACTIVITIES
(Net repayment of) proceeds from debt		(1,215)	(1,105)	(289)	768
Proceeds from debt		998	-	998	1,500
Repayment of debt		(75)	(500)	(89)	(517)
Repayment of principal portion of lease liabilities		(106)	(100)	(202)	(187)
Dividends paid to Nutrien’s shareholders		(266)	(263)	(527)	(509)
Repurchase of common shares		-	(150)	-	(1,047)
Issuance of common shares		8	3	9	31
Other		(28)	(9)	(36)	(34)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES		(684)	(2,124)	(136)	5
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		(1)	3	(13)	(2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		508	(736)	63	(164)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		496	1,473	941	901
CASH AND CASH EQUIVALENTS – END OF PERIOD		1,004	737	1,004	737
Cash and cash equivalents is composed of:
Cash		953	724	953	724
Short-term investments		51	13	51	13
		1,004	737	1,004	737
SUPPLEMENTAL CASH FLOWS INFORMATION
Interest paid		216	227	348	325
Income taxes paid		83	270	133	1,589
Total cash outflow for leases		153	129	284	248

 1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2024 of $506 million and $41 million (2023 – $732 million and $59 million), respectively, and for the six months ended June 30, 2024 of $844 million and $76 million (2023 – $1,154 million and $102 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

(millions of US dollars, except as otherwise noted)	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,011	1,011	13	1,024

Other comprehensive income	-	-	-	50	20	70	-	70	-	70

Shares repurchased	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared - $1.06/share	-	-	-	-	-	-	(527)	(527)	-	(527)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(13)	(13)
Effect of share-based compensation including issuance of common shares	628,402	37	(3)	-	-	-	-	34	-	34
Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-
Transfer of net loss on cash flow hedges	-	-	-	-	9	9	-	9	-	9
Transfer of net actuarial loss on defined benefit plans	-	-	-	-	3	3	(3)	-	-	-
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – JUNE 30, 2023	494,496,318	13,835	80	(326)	1	(325)	11,823	25,413	45	25,458

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

Net earnings	-	-	-	-	-	-	543	543	14	557

Other comprehensive loss	-	-	-	(56)	(1)	(57)	-	(57)	(1)	(58)

Dividends declared - $1.08/share	-	-	-	-	-	-	(532)	(532)	-	(532)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(26)	(26)

Effect of share-based compensation including issuance of common shares	153,808	8	3	-	-	-	-	11	-	11

Transfer of net loss on cash flow hedges	-	-	-	-	8	8	-	8	-	8
Other	-	-	-	(2)	-	(2)	-	(2)	-	(2)

BALANCE – JUNE 30, 2024	494,705,538	13,846	86	(344)	(3)	(347)	11,542	25,127	32	25,159

 (See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		June 30		December 31

As at (millions of US dollars)	Note	2024	2023	2023

ASSETS

Current assets

Cash and cash equivalents		1,004	737	941

Receivables	6, 7, 10	8,123	8,595	5,398

Inventories		5,298	6,062	6,336

Prepaid expenses and other current assets		663	602	1,495

		15,088	15,996	14,170

Non-current assets

Property, plant and equipment		22,198	21,920	22,461

Goodwill		12,094	12,077	12,114

Intangible assets		1,912	2,252	2,217

Investments		703	708	736

Other assets		996	973	1,051

TOTAL ASSETS		52,991	53,926	52,749

LIABILITIES

Current liabilities

Short-term debt	7	1,571	2,922	1,815

Current portion of long-term debt		1,012	44	512

Current portion of lease liabilities		364	301	327

Payables and accrued charges	6	9,024	9,470	9,467

		11,971	12,737	12,121

Non-current liabilities

Long-term debt		9,399	9,498	8,913

Lease liabilities		1,024	861	999

Deferred income tax liabilities		3,615	3,584	3,574

Pension and other post-retirement benefit liabilities		245	245	252

Asset retirement obligations and accrued environmental costs		1,406	1,379	1,489

Other non-current liabilities		172	164	200

TOTAL LIABILITIES		27,832	28,468	27,548

SHAREHOLDERS’ EQUITY

Share capital		13,846	13,835	13,838

Contributed surplus		86	80	83

Accumulated other comprehensive loss		(347)	(325)	(296)

Retained earnings		11,542	11,823	11,531

Equity holders of Nutrien		25,127	25,413	25,156

Non-controlling interest		32	45	45

TOTAL SHAREHOLDERS’ EQUITY		25,159	25,458	25,201

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,991	53,926	52,749

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2024

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2023 annual audited consolidated financial statements, as well as any amended standards adopted in 2024 that we previously disclosed. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2023 annual audited consolidated financial statements. Certain immaterial 2023 figures have been reclassified in the condensed consolidated statements of earnings, condensed consolidated statements of cash flows and Note 4 Other expenses (income).

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year. These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on August 7, 2024.

Note 2 Segment information

We have four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces. Potash freight, transportation and distribution costs only apply to our North American potash sales volumes. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Assets – as at June 30, 2024	23,223	13,667	11,571	2,452	2,955	(877)	52,991

Assets – as at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

Unaudited

	Three Months Ended June 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,074	750	948	384	-	-	10,156

– intersegment	-	86	239	67	-	(392)	-

Sales – total	8,074	836	1,187	451	-	(392)	10,156

Freight, transportation and distribution	-	80	159	57	-	(56)	240

Net sales	8,074	756	1,028	394	-	(336)	9,916

Cost of goods sold	6,045	359	650	361	-	(411)	7,004

Gross margin	2,029	397	378	33	-	75	2,912

Selling expenses (recovery)	1,005	3	8	2	(3)	(7)	1,008

General and administrative expenses	51	1	5	3	98	-	158

Provincial mining taxes	-	68	-	-	-	-	68

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Other expenses (income)	41	4	(78)	8	26	8	9

Earnings (loss) before finance costs and income taxes	597	321	248	20	(416)	74	844

Depreciation and amortization	196	151	151	68	20	-	586

EBITDA	793	472	399	88	(396)	74	1,430

Share-based compensation expense	-	-	-	-	10	-	10

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	15	-	15

ARO/ERL related income for non-operating sites	-	-	-	-	(35)	-	(35)

Foreign exchange loss, net of related derivatives	-	-	-	-	285	-	285

Adjusted EBITDA	1,128	472	594	88	(121)	74	2,235

	Three Months Ended June 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	9,127	976	1,065	486	-	-	11,654

– intersegment	1	140	306	74	-	(521)	-

Sales – total	9,128	1,116	1,371	560	-	(521)	11,654

Freight, transportation and distribution	-	107	155	58	-	(68)	252

Net sales	9,128	1,009	1,216	502	-	(453)	11,402

Cost of goods sold	7,197	353	817	453	-	(584)	8,236

Gross margin	1,931	656	399	49	-	131	3,166

Selling expenses (recovery)	971	3	7	2	(2)	(2)	979

General and administrative expenses	55	5	5	4	88	-	157

Provincial mining taxes	-	104	-	-	-	-	104

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

Foreign exchange loss, net of related derivatives	-	-	-	-	52	-	52

Other expenses (income)	29	5	(20)	1	99	(2)	112

Earnings (loss) before finance costs and income taxes	411	539	407	(191)	(173)	135	1,128

Depreciation and amortization	188	115	162	71	20	-	556

EBITDA	599	654	569	(120)	(153)	135	1,684

Integration and restructuring related costs	3	-	-	-	7	-	10

Share-based compensation recovery	-	-	-	-	(64)	-	(64)

Impairment of assets	465	-	-	233	-	-	698

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	52	-	52

Adjusted EBITDA	1,067	654	569	113	(60)	135	2,478

Unaudited

	Six Months Ended June 30, 2024

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,382	1,571	1,794	798	-	-	15,545

– intersegment	-	192	421	152	-	(765)	-

Sales – total	11,382	1,763	2,215	950	-	(765)	15,545

Freight, transportation and distribution	-	194	276	119	-	(111)	478

Net sales	11,382	1,569	1,939	831	-	(654)	15,067

Cost of goods sold	8,606	717	1,254	733	-	(692)	10,618

Gross margin	2,776	852	685	98	-	38	4,449

Selling expenses (recovery)	1,795	6	15	4	(5)	(13)	1,802

General and administrative expenses	103	5	10	7	187	-	312

Provincial mining taxes	-	136	-	-	-	-	136

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Other expenses (income)	63	1	(111)	16	80	13	62

Earnings (loss) before finance costs and income taxes	480	704	576	71	(606)	38	1,263

Depreciation and amortization	390	298	287	138	38	-	1,151

EBITDA	870	1,002	863	209	(568)	38	2,414

Share-based compensation expense	-	-	-	-	16	-	16

Impairment of assets	335	-	195	-	-	-	530

Loss related to financial instruments in Argentina	-	-	-	-	34	-	34

ARO/ERL related income for non-operating sites	-	-	-	-	(32)	-	(32)

Foreign exchange loss, net of related derivatives	-	-	-	-	328	-	328

Adjusted EBITDA	1,205	1,002	1,058	209	(222)	38	3,290

	Six Months Ended June 30, 2023

(millions of US dollars)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	12,549	1,999	2,219	994	-	-	17,761

– intersegment	1	194	570	138	-	(903)	-

Sales – total	12,550	2,193	2,789	1,132	-	(903)	17,761

Freight, transportation and distribution	-	182	261	116	-	(108)	451

Net sales	12,550	2,011	2,528	1,016	-	(795)	17,310

Cost of goods sold	10,004	658	1,588	880	-	(899)	12,231

Gross margin	2,546	1,353	940	136	-	104	5,079

Selling expenses	1,736	6	15	4	(4)	(8)	1,749

General and administrative expenses	105	8	10	7	172	-	302

Provincial mining taxes	-	223	-	-	-	-	223

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Other expenses (income)	44	(2)	(34)	13	52	(2)	71

Earnings (loss) before finance costs and income taxes	196	1,118	949	(121)	(189)	114	2,067

Depreciation and amortization	369	212	296	138	37	-	1,052

EBITDA	565	1,330	1,245	17	(152)	114	3,119

Integration and restructuring related costs	3	-	-	-	12	-	15

Share-based compensation recovery	-	-	-	-	(49)	-	(49)

Impairment of assets	465	-	-	233	-	-	698

Loss related to financial instruments in Argentina	-	-	-	-	92	-	92

ARO/ERL related expense for non-operating sites	-	-	-	-	6	-	6

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

Adjusted EBITDA	1,033	1,330	1,245	250	(73)	114	3,899

Unaudited

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Retail sales by product line
Crop nutrients	3,281	3,986	4,590	5,321
Crop protection products	2,733	3,070	3,847	4,224
Seed	1,434	1,428	1,919	1,935
Services and other	292	308	448	456
Merchandise	245	273	445	519
Nutrien Financial	133	122	199	179
Nutrien Financial elimination [1]	(44)	(59)	(66)	(84)

	8,074	9,128	11,382	12,550

Potash sales by geography
Manufactured product

North America	353	577	873	994

Offshore [2]	482	539	889	1,199
Other potash and purchased products	1	-	1	-

	836	1,116	1,763	2,193

Nitrogen sales by product line
Manufactured product

Ammonia	351	389	595	805

Urea and ESN®	426	490	792	981

Solutions, nitrates and sulfates	343	381	662	752
Other nitrogen and purchased products	67	111	166	251

	1,187	1,371	2,215	2,789

Phosphate sales by product line
Manufactured product

Fertilizer	291	289	612	591

Industrial and feed	155	189	322	384

Other phosphate and purchased products	5	82	16	157

	451	560	950	1,132

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (Note 10) and includes provisional pricing adjustments for the three months ended June 30, 2024 of $(1) million (2023 – $(173) million) and the six months ended June 30, 2024 of $11 million (2023 – $(320) million).

Note 3 Impairment of assets

We recorded the following non-cash impairment of assets in the condensed consolidated statements of earnings:

		Three and Six Months Ended June 30
Segment	Category (millions of US dollars)	2024	2023
Retail	Intangible assets	200	43
	Property, plant and equipment	120	-
	Other	15	-
	Goodwill	-	422
Nitrogen	Property, plant and equipment	195	-
Phosphate	Property, plant and equipment	-	233
Impairment of assets		530	698

Retail – Brazil

At June 30, 2024, due to the ongoing market instability and more moderate margin expectations, we have lowered our forecasted EBITDA for the Retail – Brazil cash generating unit (“CGU”). This triggered an impairment analysis. Prior to June 30, 2023, the Retail – Brazil CGU was part of the Retail – South America group of CGUs at which time the goodwill of the group was deemed to be fully impaired.

We used the fair value less cost to dispose (“FVLCD”) methodology (level 3) based on a market approach to assess the recoverable value of the Retail – Brazil CGU at June 30, 2024. This is a change from our 2023 analysis, as the market approach resulted in a more representative fair value of the CGU as restructuring initiatives in Brazil are currently being developed. In 2023, we used the

Unaudited

FVLCD methodology based on after-tax discounted cash flows (10-year projections plus a terminal value) and an after-tax discount rate (14.4 percent). We incorporated assumptions that an independent market participant would apply.

The key assumptions with the greatest influence on the calculation of the impairment are the estimated recoverable value of property, plant and equipment and intangible assets. Any change to these estimates could directly impact the impairment amount.

(millions of US dollars)	Retail – Brazil June 30, 2024
Recoverable amount comprised of:
Working capital and other	324
Property, plant and equipment	92
Intangible assets	-

Nitrogen

During the three and six months ended June 30, 2024, we decided that we are no longer pursuing our Geismar Clean Ammonia project. As a result, we recorded an impairment loss of $195 million to fully write-off the amount of property, plant and equipment related to this project. As the project was cancelled before it generated revenue, the recoverable amount, which was based on its value in use, is $nil.

At June 30, 2023, we recorded an impairment of $465 million on our Retail – South America groups of CGUs and $233 million on our Phosphate – White Springs CGU. Refer to Note 13 of our 2023 annual audited consolidated financial statements for further details.

Note 4 Other expenses (income)

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Integration and restructuring related costs	-	10	-	15
Earnings of equity-accounted investees	(30)	(35)	(81)	(72)
Bad debt expense	50	30	63	39
Project feasibility costs	28	21	43	34
Customer prepayment costs	15	12	31	26
Insurance recoveries	(67)	-	(67)	-
(Gain) loss on natural gas derivatives not designated as hedge ¹	(1)	-	2	-
Loss related to financial instruments in Argentina	15	92	34	92
ARO/ERL related (income) expenses for non-operating sites ²	(35)	6	(32)	6
Gain on amendments to other post-retirement pension plans	-	-	-	(80)
Other expenses (income)	34	(24)	69	11
	9	112	62	71

1 Includes realized loss of $2 million for the three and six months ended June 30, 2024 (2023 – $nil) and unrealized gain of $3 million and $nil for the three and six months ended June 30, 2024, respectively (2023 – $nil).

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Argentina has certain currency controls in place that limit our ability to settle our foreign currency-denominated obligations or remit cash out of Argentina. We utilize various financial instruments such as Blue Chip Swaps or Bonds for the Reconstruction of a Free Argentina (“BOPREAL”) that effectively allow companies to transact in US dollars. We incurred losses on these transactions due to the significant divergence between the market exchange rate used for these financial instruments and the official Central Bank of Argentina rate. These losses are recorded as part of loss related to financial instruments in Argentina.

Note 5 Income taxes

A separate estimated average annual effective income tax rate was determined and applied individually to the interim period pre-tax earnings for each taxing jurisdiction.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars, except as otherwise noted)	2024	2023	2024	2023
Actual effective tax rate on earnings (%)	46	39	42	32
Actual effective tax rate including discrete items (%)	43	51	40	40
Discrete tax adjustments that impacted the tax rate	(23)	114	(20)	132

Unaudited

Note 6 Financial instruments

Foreign Currency Derivatives

The following table presents the significant foreign currency derivatives outstanding at the periods presented.

	As at June 30, 2024				As at December 31, 2023
(millions of US dollars, except as otherwise noted)	Notional	Maturities (year)	Average Contract Rate (1:1)	Fair Value [1]	Notional	Maturities (year)	Average Contract Rate (1:1)	Fair Value [1]
Derivatives not designated as hedges
Forwards (Sell/buy)
USD/Brazilian real (“BRL”)	2,065	July 2024	5.2208	(138)	-	-	-	-
USD/Canadian dollars (“CAD”)	801	2024	1.3686	-	435	2024	1.3207	-
Australian dollars/USD	46	2024	1.5096	-	86	2024	1.5269	(5)
BRL/USD	-	-	-	-	94	2024	4.8688	-
Options
USD/BRL – sell USD calls	600	July 2024	5.1772	(45)	-	-	-	-
USD/BRL – buy USD puts	600	July 2024	5.1772	-	-	-	-	-
Derivatives designated as hedges
Forwards (Sell/buy)
USD/CAD	681	2025	1.3605	(2)	601	2024	1.3565	16
Presented as:
Receivables				-				16
Payables and accrued charges				(185)				(5)

1 Fair value of foreign currency derivatives are based on exchange-quoted prices which are classified as Level 2.

Subsequent to the June 30, 2024 reporting period, we entered into $3 billion notional value of BRL/USD (sell/buy) forward contracts, not designated as hedges. These contracts have maturity dates between July and September 2024 at an average contract rate of 5.62. An additional loss of approximately $12 million on foreign currency derivatives at fair value through profit or loss was recorded in July 2024. As of the issuance date of this report, all derivative contracts related to Brazil were settled except for $220 million notional value BRL/USD (sell/buy) of forward contracts as part of our ongoing risk management strategy.

	Three Months Ended June 30		Six Months Ended June 30
(millions of US dollars)	2024	2023	2024	2023
Foreign exchange loss (gain)	40	(4)	30	(20)
Hyperinflationary loss	20	19	65	32
Loss on foreign currency derivatives at fair value through profit or loss	225	37	233	6
Foreign exchange loss, net of related derivatives	285	52	328	18

Natural Gas Derivatives

In 2024, we increased our use of natural gas derivatives to lock-in commodity prices. Our risk management strategies and accounting policies for derivatives that are designated and qualify as cash flow hedges are consistent with those disclosed in Note 10 and Note 30 of our annual consolidated financial statements, respectively. For derivatives that do not qualify as cash flow hedges, any gains or losses are recorded in net earnings in the current period.

We assess whether our derivative hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness
New York Mercantile Exchange (“NYMEX”) natural gas hedges	Assessed on a prospective and retrospective basis using regression analyses	Changes in: • timing of forecast transactions • volume delivered • our credit risk or the credit risk of a counterparty

Unaudited

The table below presents information about our natural gas derivatives which are used to manage the risk related to significant price changes in natural gas.

	As at June 30, 2024
(millions of US dollars, except as otherwise noted)	Notional [1]	Maturities (year)	Average Contract Price [2]	Fair Value of Assets (Liabilities) [3]
Derivatives not designated as hedges
NYMEX call options	29	2024	2.89	6
Derivatives designated as hedges
NYMEX swaps	25	2024	2.84	1

 1 In millions of Metric Million British Thermal Units (“MMBtu”).

 2 US dollars per MMBtu.

 3 Fair value of natural gas derivatives are based on a discounted cash flow model which are classified as Level 2.

Our financial instruments carrying amount are a reasonable approximation of their fair values, except for our long-term debt that has a carrying value of $10,411 million and fair value of $9,774 million as of June 30, 2024. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 7 Short-term debt

On March 7, 2024, we entered into an uncommitted $500 million accounts receivable repurchase facility (the “repurchase facility”), where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date. When we draw under this repurchase facility, the receivables from customers remain on our condensed consolidated balance sheet as we control and retain substantially all of the risks and rewards associated with the receivables. As at June 30, 2024, there were no borrowings made under this facility.

Note 8 Long-term debt

Issuances in the second quarter of 2024 (millions of US dollars, except as otherwise noted)	Rate of interest (%)	Maturity	Amount
Senior notes issued 2024	5.2	June 21, 2027	400
Senior notes issued 2024	5.4	June 21, 2034	600
			1,000

The notes issued in the three and six months ended June 30, 2024, are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

In March 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024.

Note 9 Seasonality

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. The results of this seasonality have a corresponding effect on receivables from customers and rebates receivables, inventories, prepaid expenses and other current assets, and trade payables. Our short-term debt also fluctuates during the year to meet working capital requirements. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Note 10 Related party transactions

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex.

As at (millions of US dollars)	June 30, 2024	December 31, 2023
Receivables from Canpotex	206	162

Unaudited

Note 11 Accounting policies, estimates and judgments

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”), which was issued on April 9, 2024, would supersede IAS 1, “Presentation of Financial Statements” and increase the comparability of financial statements by enhancing principles on aggregation and disaggregation. IFRS 18 will be effective January 1, 2027, and will also apply to comparative information. We are reviewing the standard to determine the potential impact.

Amendments for IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”, which was issued on May 30, 2024, will address diversity in practice by making the requirements more understandable and consistently applied. These amendments will be effective January 1, 2026, and will not apply to comparative information. We are reviewing the standard to determine the potential impact.